United States securities and exchange commission logo





                               October 31, 2023

       Amit Banati
       Chief Financial Officer
       Kellanova
       412 N. Wells Street
       Chicago, IL 60654

                                                        Re: Kellanova
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-04171

       Dear Amit Banati:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 30

   1.                                                   We note that your
non-GAAP measure "cash flow" is defined as cash provided
                                                        by operating activities
less capital expenditures. Please note that it is not appropriate to use a title for your
non-GAAP financial measure that appears to be the same as, or confusingly similar to,
a title used for a GAAP financial measure. Please revise
                                                        the title of your
non-GAAP measure "cash flow" to distinguish it from similar GAAP measures. Please refer
to the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.
 Amit Banati
FirstName
Kellanova LastNameAmit Banati
Comapany
October 31,NameKellanova
            2023
October
Page 2 31, 2023 Page 2
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
Note 17. Reportable Segments, page 91

2. We note your geographic information on page 93, which discloses net sales for the United
         States, and all other countries combined. We further note from your second quarter 2023 earnings call that Nigeria represents approximately 10% of your sales. Please revise to separately disclose material sales related to any individual foreign country in accordance with ASC 280-10-50-41a.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing